July 26, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Registration Statement on Form S-1
           Filed July 2, 2018
           File No. 333-226042
           Amended Registration Statement on Form S-1
           Filed July 3, 2018
           File No. 333-226042

Dear Mr. Jensen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed July 3, 2018

Prospectus Cover Page, page i

1. We note your statement that your expected offering price will be $1.20 per share,
       "although subject to change." Please confirm that the shares to be registered will only be offered at the final share price for the duration of the offering. Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
July 26, 2018
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Prospectus Summary, page 5

2. Please provide more detail as what "geologic and logistical advantages" your projects possess.
3. We note the reference to your operations as being "among the lowest-cost coal production in the United States." Please provide more detail in support of this statement.
4. You disclose that the company "is currently in the process of expanding its coal production at three of its producing mines, starting production at five other mines, and acquiring additional mines and reserves..." Provide more detail here and throughout your filing regarding each of these plans. For example, disclose which mines will undergo expansion, which mines will start production, and where and how the company intends to acquire additional mines and reserves. Please also discuss the feasibility of such projects given your disclosure, for example, that "[a]ny idled mines that are brought into production would require significant upfront capital investment."
5. Please provide more information regarding the process by which the company is able to
         "increase its operating margin" via the washing, loading, etc. processes described.
Risk Factors
We have never declared or paid a cash dividend on our shares nor will we in the foreseeable future., page 9

6. Please revise this risk factor and similar statements throughout your filing to acknowledge that your Series B preferred stock is entitled to an 8% annual dividend and this accrued amount is recorded as $70,157.
We may face restricted access to international markets in the future., page 22

7. Expand your risk factor presentation and MD&A disclosures to address the potential impact that the recent series of reciprocal U.S., Chinese, and European tariffs are likely to have on your operating costs, product margins, and overall competitive position.
Use of Proceeds, page 40

8. We note you intend to use approximately $3 million of proceeds from this offering to partially repay certain debt and payables. Please tell why you are allocating only $3 million towards the payment of your current liabilities. With a view towards an expanded discussion under Liquidity and Capital Resources in MD&A, please explain how you intend to fund the payment of your current liabilities including the current amounts due on your debt and lease obligations, the post-balance sheet transactions reported on page F-9, as well as your put obligations related to the Series B preferred stock following a secondary offering.
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
July 26, 2018
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9. Please clarify if you intend to use proceeds from this offering to satisfy the Series B preferred stock accrued dividend amount. Please also clarify if you have paid out any dividends or partially satisfied the outstanding accrued total, whether via cash, stock, etc.
Plan of Distribution, page 41

10. We note your statement here and throughout the filing that you may offer shares via an underwriter. If you have already engaged an underwriter please identify the underwriter.
         If you have plans or agreements with any underwriters, please disclose those as well.
Information with Respect to the Registrant, page 46

11. For each of your material properties please briefly summarize your lease and royalty obligations, including the expiration date of the lease, pursuant to paragraph (b) (2) of
         Industry Guide 7.
12. We note your references to mineral reserves throughout your filing. For each of your properties please disclose your proven and probable mineral reserves pursuant to paragraph (3) of the Instructions to Item 102 of Regulation S-K. Please disclose reserves in terms of tonnage and grade or quality and clarify if your reserves are stated prior to or after mining and processing dilution and recovery factors. If reporting reserves prior to dilution and recovery factors please include these factors as a footnote to your reserve table. Clearly classify your coal reserves as thermal or metallurgical coal. Additionally include the mineral pricing assumptions used in the economic evaluation of your mineral reserves as a footnote to your reserve disclosure.


13. For each of your properties without a mineral reserve please provide a clear statement that the property has no mineral reserves pursuant to paragraph (4) (i) of Industry Guide 7.
14. Please insert a map showing the location and access to each of your properties, plants, and transportation routes pursuant to paragraph 3(b) of the Instructions to Item 102 of
         Regulation S-K.
15. For each of your properties with a mineral reserve please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide
7. This information
         should include:

             Acreage breakdown by owned, leased or other.

             Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
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             Drill-hole maps showing drill intercepts.

             Justifications for the drill hole spacing for proven and probable classification levels.

             General cross-sections that indicate the relationship between coal seams, geology, and topography.

             A detailed description of your procedures for estimating
"reserves."

             The specific criteria used to estimate reserves.

             An indication of how many years are left in your longest-term mining plan for each reserve block.

             Site specific economic justification for the criteria you used to estimate reserves.

             Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

             Third party reviews of your reserves that were developed within the last three years.

             Any other information needed to establish legal, technical and economic feasibility.

         Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202)
551-3610.
16. Please disclose the production capacity and utilization rate for each of your mines and processing plants pursuant to paragraph (1) of the Instructions to
Item 102 of Regulation
         S-K.
17. For each of your material properties please clarify if all necessary permits have been obtained. For material properties in which all permits have not been obtained please briefly summarize the significant permits remaining to be obtained and the likelihood of obtaining such permits.
18. For each of your mines and processing facilities please disclose tonnages produced and the average price received. To the extent available, please include this information for the last three fiscal years. In this regard we reference paragraph (3) of the Instructions to Item
         102 of Regulation S-K.
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
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19. For each material property please disclose the information required by paragraph (b)(4) of
         Industry Guide 7 including the condition of the plant and equipment, the work completed on the property, the total cost for each property, and the source of power and water.
Dependence on One or a Few Customers, page 52

20. We note your disclosure that as of March 31, 2018, 72% of revenue came from two customers. Please identify the names of these customers and their relationship, if any, with the company. Please see Item 101(c)(1)(vii) of Regulation S-K. Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor
Contracts, Including Duration, page 52

21. Please disclose whether the company intends to acquire any registered trademarks or trade names. Please include a risk factor discussion of the risks associated with the absence of such protections.
Costs and Effects of Compliance With Environmental Laws, page 62

22. We note your disclosure that the "cost of compliance with environmental laws amounted to $190,940 and $9,806" for fiscal years 2017 and 2016. We also note your statement that the prospectus contains "additional detail regarding other reclamation and remediation costs." Please clarify and expand this section to disclose any additional costs not included in the monetary figures noted above. We note your discussion elsewhere of asset retirement obligations and your reclamation liabilities.
Management's Discussion and Analysis of Financial Condition and and Results of Operations
Marketing, Sales and Customers, page 69

23. Please modify your filing to provide a chart or graph presenting the 5-year historical industry pricing for thermal and metallurgical coal in your targeted markets. See
         Regulation S-K Item 303(a) (3) and the Instructions to Item 303(a). Employees, page 80

24. Please clarify whether your disclosed number of employees, "approximately 204,"
         includes contractors.
Liquidity and Capital Resources, page 80

25. Please discuss your current funding sources and your ability to satisfy your current debt obligations and to pay for the costs of maintaining your mines for operational and regulatory purposes.
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
July 26, 2018
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Results of Operations for the Years Ended December 31, 2017 and December 31, 2016, page 80

26. Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you attribute an increase in revenue to "a full year of production" and attribute increased network operations expenses to "a full year of production," you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in the aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed. Please refer to Item 303 of Regulation S-K and Securities Act Release No. 33-8350. Please also update your "Results of Operations For The Three Month Period Ended March 31, 2018"
         section in the same manner.
Security Ownership of Certain Beneficial Owners and Management, page 86

27. Your table discloses that Golden Properties beneficially owns 1,688,350 shares of common stock while Note 3 states that Golden Properties beneficially owns 1,885,460 shares. Please clarify. It also appears that Golden Properties holds warrants that allow it to purchase approximately 5 million shares (pg. II-3). Please update your beneficial ownership table to correct both Note 3 and reflect the shares which may be purchased pursuant to the outstanding warrants. If you believe these shares of common stock are not required to be included on the beneficial ownership table, please provide us with a detailed explanation.
28. Please include your officers, directors, and other holders of Series A preferred stock (and other securities) on your beneficial ownership table "common stock beneficially owned"
         columns. While you disclose the number and percentage of Series A preferred stock held, you do not present these shareholders' as-converted common stock ownership percentages on page 86. Please include this information for clarity and completeness.
Note 8 - Subsequent Events, page F-9

29. Please disclose how you accounted for the forgiveness of the related party payables and advise us.
Note 1 - Summary of Significant Accounting Policies
Basis of Presentation and Consolidation, page F-15

30. As applicable, please update the charts on pages 47 and 64 to include the VIEs.
31. We note the Company is the primary beneficiary of ERC Mining LLC and Land
         Resources and Royalties LLC. Please provide us a "primary beneficiary" analysis underpinning your conclusions. In this regard, we note
 Mark C. Jensen
FirstNameResources Corporation
American LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
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             on page 21, that certain members of your management team will derive direct financial and economic benefit from mining properties leased from Land Resources &
             Royalties LLC, which they own and control;
             on page 51, that LC Energy Operations LLC, an unrelated entity, is required to provide funding for the operations of ERC's Gold Star mine and any cash flows from its operations for the foreseeable future will go to LC to satisfy prior debt advanced to the Gold Star Mine.
32.      As applicable, please disclose:
           the nature of your involvement with each VIE;
           the nature of restrictions on a consolidated VIE's assets and on the settlement of its liabilities in your balance sheet, including the carrying amounts of such assets and liabilities;
           the nature of, and changes in, the risks associated with your involvement with each
            VIE; and
           how your involvement with each VIE affects your financial position, financial performance, and cash flows.
         Refer to ASC 810-10-50-2-AA.
Coal Property and Equipment, page F-18

33. We note on page 12 and on pages 46-51 that that you have several idled, non-producing mines. Please advise us and expand your disclosures to provide:
           the total carrying value of the long-lived assets at the idled mines and their locations;
           when you performed the impairment analysis; and
           how you define an asset group, specifically the factors you consider in determining whether a mine or group of mines has independent cash flows.
Asset Retirement Obligations (ARO)   Reclamation, page F-18

34. Please disclose hereunder and on page F-6 the significant assumptions underlying your measurement of accrued asset retirement obligations. In this regard, we note on page 29 that the amounts recorded are dependent upon a number of variables, including the estimated future closure costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates.
Note 2 - Property and Equipment, page F-20

35. Please disclose hereunder and on page F-8 the gross amount of assets recorded under capital leases according to nature or function. Refer to ASC 840-30-50-1a.
Note 9- Equity Transactions, page F-25

36. Please tell us your basis of accounting and presentation for the Series B preferred stock which we note has a conversion value that decreases based on the proportional miss of the
 Mark C. Jensen
American Resources Corporation
July 26, 2018
Page 8
         Company's EBITDA and is puttable at a premium in the event of a secondary offering, among other hurdles. Further, disclose the targeted EBITDA and the put premium.
General

37. We also note your statement on your website that "American Resources has an economic interest in the Quest LNG brand, which is a development stage United States Virgin
         Islands based supplier of Liquefied Natural Gas ('LNG') to the Caribbean marketplace."
         Please discuss and disclose your relationship with Quest LNG, specifically highlighting this entity's relationship with your subsidiaries Quest Energy Inc. and Quest Processing
         LLC.
38. We note references on your website to "oil and gas operations" and your ability to "invest as an operator, net revenue interest holder or net royalty interest holder." Please provide more information regarding these statements and update your filing accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at
(202) 551-3257 with any other questions.

FirstName LastNameMark C. Jensen
Comapany NameAmerican Resources Corporation
                                                               Division of
Corporation Finance
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